FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

September, 2017

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago September 01, 2017

Ger. Gen. N° 76/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Ref.:      SIGNIFICAN EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A (“Enel Generación Chile” or the “Company”), I hereby inform you that the Board of Directors of Enel Generación Chile, in its extraordinary session held today, unanimously agreed to appoint Banchile Asesoría Financiera S.A. as independent appraiser with regard to the corporate reorganization described in the Significant Event dated August 28, 2017.

Also, the Directors’ Committee, in its extraordinary session held today, within its legal authority unanimously agreed to appoint Asset Chile as an additional independent appraiser.

Such independent appraisers will evaluate the integrity of the operation described in the aforementioned Significant Event.

Sincerely,

Enel Generación Chile S.A.

Valter Moro

Chief Executive Officer

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: September 1, 2017